July 1, 2020

VIA EDGAR

Edwin Kim Staff Attorney U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Sphere 3D Corp.

Registration Statement on Form S-1

Filed May 20, 2020

File No. 333-238531

Dear Mr. Kim:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Sphere 3D Corp. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on Monday, July 6, 2020, or as soon as thereafter possible.

Also, the Company authorizes Ali Panjwani at Pryor Cashman LLP, outside counsel to the Company, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Securities and Exchange Commission. Please call Mr. Panjwani at (212) 326-0820 as soon as the Registration Statement has been declared effective.

Very truly yours, SPHERE 3D CORP.

By: /s/ Peter Tassiopoulos
Peter Tassiopoulos, Chief Executive Officer